

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Nicolaas Vlok
Chief Executive Officer
Project Angel Parent, LLC
c/o MeridianLink, Inc.
1600 Sunflower Avenue, #200
Costa Mesa, CA 92626

> **Re: Project Angel Parent, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 15, 2021**
> **File No. 333-255680**

Dear Mr. Vlok:

 We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed June 15, 2021

Note 2 - Summary of Significant Accounting Policies
Operating and Reportable Segment, page F-47

1. We note your references throughout the filing to Lending Software Solutions revenues and Data Verification Software Solutions revenues. Also, we note you added a breakdown of these revenue categories on page 96. Tell us your consideration of providing a similar breakdown in your segment disclosures. Refer to ASC 280-10-50-40. In addition, please explain why you do not believe a discussion of revenue from Lending Software Solutions and Data Verification Software Solutions is necessary for an understanding of your results of operations.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551- 3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph C. Theis, Jr., Esq.